CUSIP No. 381119106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Greg Link, Director

Sentient Executive GP III, Limited, General Partner

Of Sentient GP III, LP, General Partner of Sentient Global Resources Fund III, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

January 7, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 768,144
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 768,144
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,144
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.07%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SRGF III Parallel I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 76,550
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 76,550
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,550
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 844,694
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 844,694
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,694
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.

Identity and Background

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SRGF III, Parallel I, LP (“Parallel I”), and (iii) Sentient Executive GP III, Limited (“ Sentient Executive”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive is the general partner of the general partner of Fund III and Parallel I and makes the investment decisions for those entities. Fund III and Parallel I will own their investments in the Issuer so that Fund III purchases 90.9375% and Parallel I purchases 9.0625% of the total number of shares purchased.

Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, LP which is a Cayman Islands limited partnership (“GP III”). The sole general partner of GP III is Sentient Executive which is a Cayman Islands exempted company.  The principal business of Fund III and Parallel I is making investments in public and private companies engaged in mining and other natural resources activities.  The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate.

The principal offices of Fund III, Parallel I, GP III and Sentient Executive is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund III and Parallel I to purchase shares of common stock of Golden Minerals are funds held by them for investment.

Item 4.

Purpose of Transaction

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

 Common Stock Purchase Agreement. On December 29, 2009, Fund III and Parallel I as Buyers and the Issuer as Seller entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) (Exhibit A, filed herewith). The Purchase Agreement obligated Fund III and Parallel I to purchase a total of 745,318 shares of

CUSIP No. 381119106

common stock of the Issuer (the “Initial Shares”). The Purchase Agreement granted Fund III and Parallel I a limited option to purchase additional shares of the Issuer’s common stock to maintain its percentage ownership of the Issuer at 19.90% (excluding 255,000 shares which are outstanding but which are subject to forfeiture restrictions) through the closing of the Issuers initial public offering.

Purchases. Pursuant to the Purchase Agreement, on January 7, 2010, Fund III and Parallel I made the following purchases of the Issuer’s common stock:

	% Allocation	Number of Shares	Price (in Canadian $)	% of outstanding shares (excluding 255,000 shares subject to forfeiture)	% of outstanding shares (including 255,000 shares subject to forfeiture)
Fund III	90.9375%	768,144	$5,423,096.64	18.0966%	17.0710%
Parallel I	9.0625%	76,550	$ 540,443.00	1.8034%	1.7012%
	100.0000%	844,694	$5,963,539.64	19.9000%	18.7723%

The shares purchased include 99,376 shares purchased pursuant to the exercise of the option to maintain collective ownership of 19.90% of the Issuer’s common stock (excluding 255,000 shares which are outstanding but which are subject to forfeiture restrictions) after the issuance of 400,000 shares to an unrelated third party which issuance also occurred on January 7, 2010.

The purchase price of these shares was C$7.06 per share. This price was established on December 7, 2009 and represented a premium to the 5-day volume weighted average price on that day. These purchases were made pursuant to a private placement under Regulation S.

Limited Option to Purchase Pre-Emptive Shares.  Under the Purchase Agreement, Fund III and Parallel I were given a limited option to purchase sufficient shares (the “Pre-Emptive Shares”) of the common stock of the Issuer so that they would own 19.90% of the authorized, issued and outstanding shares of common stock (excluding 255,000 shares which are outstanding but which are subject to forfeiture restrictions) prior to the closing of the IPO. Fund III and Parallel I have purchased 99,376 shares pursuant to an exercise of this option (which shares are described above) and continue to have the right to purchase additional shares under this option if the Issuer issues additional shares to third parties (subject to limited exclusions). This option expires on the earlier of (i) March 31, 2010 or, (ii) the date that the Issuer launches its public offering (a registration statement has been filed with the Securities and Exchange Commission, but has not yet been declared effective and the Company has also filed a long form prospectus in Canada).

If the option to purchase is exercised the purchase price of any Pre-Emptive Shares is C$7.06 per share. This price was established on December 7, 2009 and represented a premium to the 5-day volume weighted average price on that day. If this option is exercised, the Pre-Emptive Shares will be purchased pursuant to a private placement under Regulation S.

Option to Purchase IPO Shares and Over-Allotment Shares. The Purchase Agreement also gives Fund III and Parallel I the option to purchase additional shares if the Issuer closes its initial public offering of its shares (the “IPO”), including any additional shares issued to the underwriters to cover over-allotments.  The option may be exercised in whole or in part. If exercised in full, the number of shares that may be purchased by Fund III and Parallel I will equal the number needed to give them a total of 19.90% of the total number of shares of common stock of the Issuer that will be outstanding as of the closing of the purchase (excluding 255,000 shares which are outstanding but which are subject to forfeiture restrictions).

If this option is exercised, the shares will be purchased pursuant to the long form prospectus filed in Canada and not pursuant to the registration statement filed with the SEC, but rather pursuant to an exemption from registration with the SEC afforded by Regulation S. The certificates representing any shares purchased will bear legends restricting the transfer thereof which will be consistent with the requirements of Regulation S.

CUSIP No. 381119106

The purchase price of the shares will be the same price as the price of the shares that are sold to the public in the IPO.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None. Under the Purchase Agreement, Fund III and Parallel I have a limited right to name a person to be nominated to serve as a director of the Issuer at the first meeting of the shareholders of the Issuer that occurs after March, 2011 as long as Fund III and Parallel I continue to own no less than 17% of the outstanding shares of common stock of the Issuer.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

See Item 4.a. above.

CUSIP No. 381119106

Fund III owns 768,144 shares of the Issuer’s common stock. Until the closing of the Issuer’s IPO, Fund III has the option to maintain its percentage ownership of the Issuer at 18.0966% (excluding 255,000 shares that are owned by third parties but are subject to forfeiture restrictions) through the closing of the Issuer’s IPO.

Parallel I owns 76,550 shares of the Issuer’s common stock. Until the closing of the Issuer’s IPO, Fund III has a limited option to maintain its percentage ownership of the Issuer at 1.8034% (excluding 255,000 shares that are owned by third parties but are subject to forfeiture restrictions) through the closing of the Issuer’s IPO.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Standstill.  Under the Purchase Agreement, Fund III and Parallel I agreed to a ‘Standstill’ whereby during the two year period starting January 7, 2010, they would not acquire beneficial ownership of more than 22.5% of the Issuer (in the aggregate) without the prior consent of the Board of Directors of the Issuer.

Regulation S Restrictions. All shares purchased pursuant to the Purchase Agreement are being acquired pursuant to an exemption from registration in the United States described in Regulation S and the certificates representing such shares will bear appropriate restrictive legends.

Registration Rights Agreement.  In connection with the Purchase Agreement, Fund III and Parallel I entered into a Registration Rights Agreement whereby the Issuer agreed to register all shares owned by Fund III and Parallel I for sale in the United States. This agreement is Exhibit C to the Purchase Agreement (Exhibit A, filed herewith).

Lock-Up Agreement.  Pursuant to a Lock-up Agreement (Exhibit B, filed herewith), Fund III and Parallel I have agreed not to sell or transfer any shares of the Issuer for a period of 180 days (which date may be extended under limited circumstances) after the date of the final prospectus used by the Issuer in connection with its IPO.

Item 7.

Material to be Filed as Exhibits

(A)

Common Stock Purchase Agreement dated December 29, 2009, by and between  Sentient Global Resources Fund III, LP and SRGF III Parallel I, LP as Buyers and Golden Minerals Company as Seller. (Filed as Exhibit 10.1 to the Report on Form 8-K filed by Golden Minerals reporting an event of December 29, 2009, which exhibit is  incorporated herein by this reference).

(B)

Lock Up Agreement from Fund III and Parallel I dated January 7, 2010. (Filed herewith).

(C)

Registration Rights Agreement dated January 7, 2010, by and among Golden Minerals, Fund III, and Parallel I (Filed herewith).

(D)

Filing Agreement dated January 7, 2010 by and among Sentient Global Resources Fund III, LP, SRGF III Parallel I, LP, and Sentient Executive GP III, Limited, General Partner. (Filed herewith).

CUSIP No. 381119106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P. By: Sentient GP III, LP, General Partner By: Sentient Executive III, Limited, General Partner By: __/s/ Greg Link Greg Link, Director Date: January 7, 2010	SRGF III Parallel I, L.P. By: Sentient GP III, LP, General Partner By: Sentient Executive III, Limited, General Partner By: __/s/ Greg Link Greg Link, Director Date: January 7, 2010
Sentient Executive III, Limited By: __/s/ Greg Link Greg Link, Director Date: January 7, 2010

CUSIP No. 381119106

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited are as follows. Sentient Executive GP III, Limited has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 24, Australia Square Tower 264 Georg Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Susanne Sesselmann	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany